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10027503

...TES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 LBJ Freeway, Suite 710
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford A. Phillips (469) 522-4309
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RB 3/4

OATH OR AFFIRMATION

I, Bradford A. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **National Alliance Securities Corporation**, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CINDY WALLS
Notary Public, State of Texas
My Commission Expires
October 24, 2013

[signature]
Signature

President
Title

Cindy Walls
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Comp utation of Net Capital.
- ☐ (h) Comp utation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reco nciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report d escribing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Indep endent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
National Alliance Securities Corporation

We have audited the accompanying statement of financial condition of National Alliance Securities Corporation as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 25, 2010

CONTENTS

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 7,318,559
Receivable from clearing broker-dealer	1,080,993
Accounts receivable - related party	43,768
Debt securities	6,711,550
Clearing deposit	192,081
Other assets	6,386
TOTAL ASSETS	$ 15,353,337

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 142,349
Accrued payroll payable	240,893
Accrued commissions payable	1,193,246
Securities sold, not yet purchased	126,401
Payable to clearing broker-dealer	7,815,452
Total Liabilities	9,518,341
Stockholders' Equity	
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding	-
Common stock, $.01 par value, 25,000,000 shares authorized, 6,000,000 shares issued and outstanding	60,000
Additional paid-in capital	18,331,990
Accumulated deficit	(12,556,994)
Total Stockholders' Equity	5,834,996
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,353,337

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2009

Revenue	
Trading profits, net of trading interest expense of $545,253	$ 10,458,318
Securities commissions	186,336
Interest	3,630,129
Total Revenue	14,274,783
Expenses	
Bad debt	263,738
Branch office expenses	338,490
Clearing costs	513,241
Communications	35,896
Compensation and related costs	10,891,513
Consultants	43,413
Dues and subscriptions	53,320
Legal fees	98,785
Management fees paid to related party	2,500,000
News and quotes	475,420
Occupancy and equipment	128,190
Regulatory fees	39,788
Other expenses	19,674
Total Expenses	15,401,468
Net loss before income taxes	(1,126,685)
Income taxes - state	38,509
NET LOSS	$ (1,165,194)

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2009

	Series A 2% Preferred Shares Issued	Common Shares Issued	Class A Common Shares Issued	Class B Common Shares Issued	Series A 2% Preferred Stock	Common Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2008	277,284	-	1,000,000	666,667	$ 2,772,851	-	$ 10,000	$ 6,667	$ 12,375,323	$ (8,190,771)	$ 6,974,070
Dividends accumulated, declared and paid in shares on Series A 2% Preferred Stock	5,608	-	-	-	56,073	-	-	-	-	(56,073)	-
Remption of Class A Preferred Stock - assets	(282,892)	-	-	-	(2,828,924)	-	-	-	-	-	(2,828,924)
Common Stock issued	-	3,000,000	-	-	-	30,000	-	-	2,970,000	-	3,000,000
Dividends declared and paid on Class A Common Stock - cash	-	-	-	-	-	-	-	-	-	(1,724,956)	(1,724,956)
Dividends declared and paid on Class A Common Stock - assets	-	-	-	-	-	-	-	-	-	(180,000)	(180,000)
Dividends declared and paid on Class B Common Stock - cash	-	-	-	-	-	-	-	-	-	(1,240,000)	(1,240,000)
Class A Common Stock converted to Common Stock	-	1,800,000	(1,000,000)	-	-	18,000	(10,000)	-	(8,000)	-	-
Class B Common Stock converted to Common Stock	-	1,200,000	-	(666,667)	-	12,000	-	(6,667)	(5,333)	-	-
Additional capital contributed	-	-	-	-	-	-	-	-	3,000,000	-	3,000,000
Net loss	-	-	-	-	-	-	-	-	-	(1,165,194)	(1,165,194)
Balances at December 31, 2009	-	6,000,000	-	-	$ -	$ 60,000	$ -	$ -	$ 18,331,990	$ (12,556,994)	$ 5,834,996

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows From Operating Activities:	
Net loss	$ (1,165,194)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Unrealized loss on debt securities	734,229
Bad debt	263,738
Change in assets and liabilities	
Increase in receivable from clearing broker-dealer	(606,840)
Increase in accounts receivable - related party	(43,768)
Decrease in notes receivable - related parties	618,934
Decrease in debt securities	1,827,787
Decrese in clearing deposit	75,000
Decrease in other assets	2,329
Increase in accounts payable	111,916
Increase in accrued payroll	240,893
Decrease in payable to related party	(1,000)
Increase in accrued commissions payable	847,499
Decrease in securities sold, not yet purchased	(912,039)
Decrease in payable to clearing broker-dealer	(690,203)
Decrease in management fee payable to related party	(500,000)
Net cash provided by operating activities	803,280
Cash Flows From Financing Activities:	
Common Stock issued	3,000,000
Additional capital contributed	3,000,000
Class A Common Stock dividends paid	(1,724,956)
Class B Common Stock dividends paid	(1,240,000)
Net cash provided by financing activities	3,035,044
Net increase in cash and cash equivalents	3,838,324
Cash and cash equivalents at beginning of year	3,480,235
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,318,559

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 545,253
Income taxes - state	$ 13,509

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2009

Non-Cash Financing Activities:

Dividends accumulated and declared on Series A Preferred Stock, totaling $56,073, were paid in 5,608 Series A preferred shares.

282,892 preferred shares were redeemed at the liquidation value totaling $2,828,924, by an allocation of a portion of a note receviable due to the Company from a related party.

Dividend declared on Class A Common Stock, totaling $180,000, were paid by an allocation of a portion of a note receivable due to the Company from a related party.

The Class A and Class B Common Stock were converted to Common Stock.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

National Alliance Securities Corporation (Company) was organized in June 2003, under the laws of the State of Nevada. Effective January 1, 2004, National Alliance Capital, LLC (NAC), a registered broker-dealer, merged with and into the Company with the Company being the surviving entity. The Company and NAC were under common control; therefore, the merger was accounted for similar to a pooling of interests. Prior to the merger, the Company had not been capitalized, nor had any operating activities. As a result of the merger, the Company became the registered broker-dealer and continued to operate similar to that of NAC.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3 (k) (2) (ii) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates pursuant to section (k) (2) (ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in trading of debt securities for its own account. The debt securities are primarily mortgage backed and municipal securities. The Company also trades debt securities in the secondary wholesale market. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Nature of Business (cont'd):

A Stock Purchase Agreement and Shareholders' Agreement (Agreements), were both executed on December 31, 2009, whereby, the Purchasing Group, as defined in the Agreements, acquired 50% (3,000,000 shares of Common Stock) of the outstanding shares of Stock of the Company. In connection with the Agreements, the Company amended and restated its articles of incorporation on December 31, 2009. The authorized capital stock of the Company was amended to consist of 30,000,000 shares having a par value of $.01 per share, divided into 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Class A and Class B Common Stock were eliminated as separate classes of Stock, and as a result, the Class A and Class B shareholders were issued 3,000,000 shares of Common Stock. The Company also paid a discretionary dividend on the Class A and Class B Common Stock ($1,904,956 and $1,240,000 respectively), in proportion to their ownership interest to arrive at a Net Equity, as defined in the Stock Purchase Agreement. There is a 60–Day–Adjustment to this Net Equity calculation (See Note 14). The Preferred Stock (282,892 shares of Preferred Stock) was redeemed at $10 per share (liquidation preference) by the Company for a total of $2,828,924. The redemption was paid by an allocation of a portion of a note receivable due to the Company from a related party. The Company also terminated its management Agreement (See Note 10).

Significant Accounting Policies:

Basis of Accounting

On July 1, 2009, the Accounting Standards Codification (ASC) became the Financial Accounting Standards Board's (FASB) officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all non-governmental entities in the preparation of financial statements except for rules and interpretive releases of the Securities and Exchange Commission (SEC), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and became non-authoritative. This ASC is effective for financial statements issued for fiscal years ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it did not have an impact on the Company's financial statements other than for those standards applicable to the Company issued thereafter.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

Effective January 1, 2008, the Company adopted the provisions of FASB ASC 820 which provides authoritative guidance for fair value measurements of certain financial instruments, which is effective for fiscal years beginning after November 15, 2007. This guidance defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based on an exit price model. The adoption of these provisions did not have a significant impact on the Company's financial condition or results of operations.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data).

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Fair Value of Financial Instruments (cont'd):

Cash and cash equivalents – the carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate their fair values.

Debt securities – Investments in debt securities are recorded at fair value in accordance with FASB guidance for fair value measurements.

Securities sold, not yet purchased – Investments in securities sold, not yet purchased are recorded at fair value in accordance with FASB guidance for fair value measurements.

Other Financial Assets and Liabilities – Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Effective January 1, 2008, the Company adopted the provisions of FASB ASC 825 which provides guidance for the fair value option of financial assets and financial liabilities. This guidance permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions are elective; however, amendments affecting the accounting for certain investments in debt and equity securities apply to all entities that own trading and available-for-sale securities. The fair value option, created by the guidance, permits entities to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The adoption of this guidance did not have a significant impact on the Partnership's financial condition or results of operations.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at fair value in accordance with FASB guidance for fair value measurements. The resulting difference between cost and fair value is included in trading profits in the accompanying statement of income.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are held for trading purposes, recorded on the trade date and valued at fair value in accordance with FASB guidance for value measurement. The resulting difference between cost and fair value is included in trading profits in the accompanying statement of income.

Dividends to Shareholders

The Company records dividends to its shareholders on the declaration date.

Revenue Recognition

Security transactions and the related trading profits, securities commissions and expenses are recorded on the trade date.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open federal tax years include the tax years ended December 31, 2006 through December 31, 2008.

The Company is subject to various state taxes.

Note 2 - Fair Value of Financial Instruments

In accordance with FASB guidance for fair value measurements, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Securities Owned				
Debt Securities	$ -	$ 6,711,550	$ -	$ 6,711,550
Securities Sold Not Yet Purchased				
Debt Securities	$ -	$ 126,401	$ -	$ 126,401

There were no Level 3 investments during 2009.

Note 3 - Dividends to Shareholders

Series A 2% preferred shares accumulate dividends at $0.20 per share per annum. Dividends for 2009 of $56,073 were paid by the issuance of 5,608 preferred shares. All of the outstanding shares of Preferred Stock were redeemed as of December 31, 2009.

The Company declared a dividend on the Class A Common Stock of $360,000 to shareholders of record as of May 07, 2009. A cash dividend of $180,000 was paid and $180,000 was paid by an allocation of a portion of a note receivable due to the Company from a related party, both on June 30, 2009. The Company also declared a dividend on the Class A Common Stock of $1,544,956 to shareholders of record as of December 31, 2009. The dividend was paid on December 31, 2009. Total dividends declared and paid on Class A Common Stock totaled $1,904,956.

The Company declared a dividend on the Class B Common Stock of $240,000 to the shareholder of record as of May 07, 2009. The dividend was paid on June 30, 2009. The Company also declared a dividend on the Class B Common Stock of $1,000,000 to the shareholder of record as of December 31, 2009. The dividend was paid on December 31, 2009. Total dividends declared and paid on Class B Common Stock totaled $1,240,000.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $5,290,776 and $250,000, respectively. The Company's net capital ratio was 0.30 to 1.

Note 5 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carry forward of approximately $3 million available to offset future taxable income, which begins expiring in 2024. The Company also has unrealized losses on securities totaling approximately $1 million. The net operating loss carry forward and unrealized loss create a deferred tax asset of approximately $1 million which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition. Due to the change of more than 50% of the ownership of the Company on December 31, 2009, (See Note 1) the future use of net operating loss carry forward will be limited under Section 382 of the Internal Revenue Code.

Note 6 - Capital Stock

The total number of shares of all classes of stock the Company has the authority to issue is 30,000,000 shares, par value $.01 per share, divided into 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Preferred Stock may be issued in one or more series and in such amounts as determined by the Board of Directors. There are no series of Preferred Stock designated.

The Articles of Incorporation were amended and restated on December 31, 2009, in connection with the Stock Purchase Agreement (See Note 1).

Note 7 - Transactions with Clearing Broker-Dealer

The Company has a clearing agreement with its clearing broker-dealer, First Southwest Securities Company, to provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $250,000 in a clearing deposit account with the clearing broker-dealer.

The Company also has a trading deposit with its clearing broker-dealer in the amount of $5,875,000. This trading deposit is included in cash and satisfies margin requirements associated with the Company's trading inventory. The amount of margin required varies on a daily basis depending on the amount and type of securities held in the Company's inventory trading accounts. Any excess beyond this required amount may be withdrawn by the Company at its discretion.

Note 8 - Deferred Compensation Plan

The Company has a deferred compensation plan for certain employees. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and is paid in cash over the following two years. At December 31, 2009, the Company has deferred compensation payable of $121,261. Deferred compensation payable is included in the accompanying statement of financial condition as accrued commission payable.

Note 9 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions vest immediately and Company contributions vest ratably over six years. There were no Company contributions to the plan for 2009.

Note 10 - Related Party Transactions

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

The Company shares corporate office space with several entities related through common ownership and control. One of the related parties regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis. There is no balance due to this related party on December 31, 2009.

The Company had a Management Agreement (MA) with a related party. The Company received general management services, including oversight and management of operations, trading, accounting, payroll, and regulatory filings, as well as investment banking efforts. The MA provides for an annual base fee of $2,000,000 plus an additional $500,000 for each $1,000,000 in annual revenue growth. In addition, the Company pays management fees for investment banking referrals. The MA can be cancelled with 30 days written notice by either party. Management fees totaled $2,500,000 for 2009, all of which was paid at December 31, 2009. In connection with the Stock Purchase Agreement, the MA was terminated on December 31, 2009 and the additional fees for revenue growth were capped for 2009 at $500,000.

Note 11 - Commitments and Contingencies

The Company leases corporate facilities in Dallas, Texas under a non-cancellable operating lease agreement which expires in March 2010. The future lease commitment is $6,030 for the year ending 2010.

The Company also leases branch office facilities in Encino, California and Austin, Texas under non-cancellable operating lease agreements expiring in June 2010 and July 2011, respectively. The future lease commitments on these branch offices are $90,002 and $37,397 for the years ending December 31, 2010 and 2011, respectively.

Rent expense for the year 2009 was $104,906 and is reflected in occupancy and equipment costs in the accompanying statement of income.

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 12 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 13 - Concentration of Credit Risk

The Company has cash equivalents, a receivable, a clearing deposit and debt securities due from and held by its clearing broker-dealer totaling $15,045,775 or approximately 98% of total assets at December 31, 2009. The Company also has securities sold, not yet purchased and a payable to its clearing broker-dealer, totaling $7,941,853 or approximately 83% of total liabilities.

Note 14 - Subsequent Events

At December 31, 2009, the Company held two auction rate fixed income securities in its trading account for which there was no readily ascertainable market. Consequently, the Company placed no value on these debt securities in its December 31, 2009 statement of financial condition. During January 2010, the Company sold the auction rate securities at a price of $1.55 million, which resulted in no realized gain or loss to the Company, but a $1.55 million increase in the net worth of the Company. The purchaser of the securities was an affiliate of the Company.

The Company declared and paid a dividend on the Common Stock totaling $1,384,996 to certain shareholders of record as of February 20, 2010, pursuant to the Stock Purchase Agreement (See Note 1). The dividends were paid on February 22, 2010.

The Company has evaluated subsequent events through February 25, 2010, the date when these financials were available to be issued.

Schedule I

NATIONAL ALLIANCE SECURITIES CORPORATION
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2009

Total stockholders' equity qualified for net capital	$ 5,834,996
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable - related party	43,768
Other assets	6,386
Total deductions and/or charges	50,154
Net capital before haircuts on securities positions	5,784,842
Haircuts on securities:	
Marketable debt securities	471,343
Other securities	22,723
Total haircuts on securities	494,066
Net Capital	$ 5,290,776
Aggregate indebtedness	
Accounts payable	$ 142,349
Accrued payroll	240,893
Accrued commissions payable	1,193,246
Total aggregate indebtedness	$ 1,576,488
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 5,040,776
Ratio of aggregate indebtedness to net capital	0.30 to 1

See accompanying independent auditor's report.

Schedule II

NATIONAL ALLIANCE SECURITIES CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
December 31, 2009

Net capital as originally reported by Company in Part IIA of Form X-17a-5 as of December 31, 2009 (unaudited)	$ 5,335,920
Adjustments:	
Decrease in stockholders' equity as a result of an increase to expenses	(59,462)
Reduction in non-allowable assets due to a decrease in accounts receivable-related party	14,318
Net capital as computed on Schedule I	$ 5,290,776

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
National Alliance Securities Corporation

In planning and performing our audit of the financial statements of National Alliance Securities Corporation (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 25, 2010

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
National Alliance Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by National Alliance Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating National Alliance Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). National Alliance Securities Corporation's management is responsible for the National Alliance Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the period April 1, 2009 to December 31, 2009 contained within the report on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(29-REV 12/(

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048723 FINRA DEC
NATIONAL ALLIANCE SECURITIES CORPORATION 15*15
1605 LBJ FWY STE 710
DALLAS TX 75234-6099

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 33,090

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (12,946)
8/5/2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 20,144

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ϕ

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,144

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,144

H. Overpayment carried forward $(ϕ)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Alliance Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 3rd day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this for for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal peric
beginning April 1, 2009
and ending 12/31, 2
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,236,008

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Ø

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) Ø

Total deductions

2d. SIPC Net Operating Revenues $ 13,236,008

2e. General Assessment @ .0025 $ 33,090

(to page 1 but not less than $150 minimum)